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                                        October 12, 2000

First Union National Bank
Shareholder Services Group
1525 West W.T. Harris Boulevard, 3C3
Charlotte, North Carolina 28288-1153
Attention: Victor W. LaTessa

          Re: Unitrin, Inc. Rights Agreement

Dear Vic:

     In connection with the appointment of First Union National Bank ("First Union") as the transfer agent and registrar of Unitrin, Inc. ("Unitrin") presently scheduled to become effective on October 30, 2000, Unitrin will also designate First Union as successor Rights Agent under the Rights Agreement, dated as of August 3, 1994, originally between Unitrin and First Chicago Trust Company of New York (the "Rights Agreement"). We understand that First Union and its counsel have reviewed the Rights Agreement and that First Union is prepared to act as Rights Agent thereunder effective 12:01 a.m. on October 30, 2000 or such other date and time as the parties may hereafter mutually determine. By signing in the space below on the enclosed duplicate of this letter and returning it to me, please confirm that First Union accepts its appointment as successor Rights Agent at the above-referenced time and agrees to be bound by all of the terms and conditions of the Rights Agreement as they apply to the Rights Agent.


                                        Sincerely,

                                        UNITRIN, INC.

                                        /s/ Scott Renwick

                                        By:  Scott Renwick
                                             Secretary


Confirmed and Agreed:

FIRST UNION NATIONAL BANK


By: /s/ Victor W. LaTessa
Name: Victor W. LaTessa
Title: Vice President
Date: October 12, 2000